Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust confirms its August cash distribution and announces receipt of Work Safe Alberta 2007 Best Safety Performer Award

     CALGARY, Aug. 20 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its August 2008 cash distribution will be
CDN$0.34 per trust unit payable on September 15, 2008 to unitholders of record on August 29, 2008. The ex-distribution date is August 27, 2008.
     The CDN$0.34 per unit is equivalent to approximately US$0.32 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals US$0.94. Registered unitholders with U.S. addresses will receive their distributions directly from
Penn West's transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
     Penn West is also pleased to announce that it has been awarded the Work
Safe Alberta - 2007 Best Safety Performer Award which is granted annually by
Alberta Employment and Immigration to those companies that demonstrate exceptional performance in workplace health and safety. Approximately
0.5 percent of the 140,000 companies in Alberta met the selection criteria for the award.
     Penn West is proud of its employees' achievement and is pleased to be recognized as a leader in health and safety within the oil and gas industry.
By operating in a safe and responsible manner, the public, our contractors, and our employees all share the benefit of a safe and healthy workplace environment.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 17:00e 20-AUG-08